12 84728 DC

04021112

January 30, 2004

Act: 34
Section: 12(g)
Rule:
Public Availability: 1-30-04

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Abetterwayhome Corp. ("Company")
Incoming letter dated January 28, 2004

Based on the facts presented, the Division will not raise any objection if the Company does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to options granted and to be granted pursuant to the Company's 2003 Stock Option Plan in the manner and subject to the terms and conditions set forth in your letter. This position will remain in effect until the earlier of (i) the Company effecting a cancellation or exchange of outstanding options pursuant to the provision of the Plan addressing such cancellations; (ii) the date at which the Company otherwise becomes subject to the Exchange Act registration or reporting requirements with respect to any other class of its securities; or (iii) a sale of the Company.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement action and does not purport to express any legal conclusion on the question presented.

Sincerely,

Anne M. Krauskopf

Anne M. Krauskopf
Special Counsel

PROCESSED
MAR 30 2004
THOMSON
FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2004

Michael H. Weed
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, Illinois 60601

Re: Abetterwayhome Corp.

Dear Mr. Weed:

In regard to your letter of January 28, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

KIRKLAND & ELLIS LLP

AND AFFILIATED PARTNERSHIPS

200 East Randolph Drive
Chicago, Illinois 60601

(312) 861-2000

www.kirkland.com

Michael H. Weed
To Call Writer Directly:
(312) 861-2118
mweed@kirkland.com

Facsimile:
(312) 861-2200

January 28, 2004

Via Federal Express

Office of the Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
450 South Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED

Re: Abetterwayhome Corp.

Ladies and Gentlemen:

On behalf of Abetterwayhome Corp., a Delaware corporation (the "Company"), we hereby apply for an exemption or request no-action relief under Section 12(h) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the registration requirements of Section 12(g) of the Exchange Act with respect to stock options to be granted under the Abetterwayhome Corp. 2004 Stock Option Plan (the "Plan"). This letter replaces the previous letter to the Office of the Chief Counsel dealing with the same topic dated August 7, 2003.

I. Background

A. The Company, its Outstanding Stock and the Recapitalization

The Company was incorporated in 2000 and, through its wholly owned operating subsidiary, HomeBanc Mortgage Corporation, a Delaware corporation ("HomeBanc"), is engaged in the retail origination, processing, underwriting, closing and sale of residential first- and second-lien mortgages into the secondary market. HomeBanc has approximately 1,100 employees in the United States. Currently, the Company does not have any employees and HomeBanc is the Company's only subsidiary; however, certain employees of HomeBanc serve as officers and directors of the Company. The Company, through HomeBanc, had more than $10 million in total assets at December 31, 2002, the last day of its most recently completed fiscal year.

The Company's authorized capital stock currently consists of 1,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"). All of the Common Stock is issued and outstanding and held by HBMC Holdings, LLC, a Delaware limited liability company ("HBMC"). HBMC is majority-owned by GTCR Fund VII, L.P., a private equity investment fund. Currently, HBMC does not have any employees and the Company is HBMC's only subsidiary; however, certain employees of HomeBanc serve as officers and managers of HBMC.

Subject to the Company's receipt of the relief requested herein, the Company will alter its capital structure (the "Recapitalization") such that the Company's authorized capital will consist of 147,750,000 shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), and of 2,250,000 shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"). The Class A Common Stock will be entitled to preferential dividends and, in addition, will be entitled to be paid, before any distribution or payment is made upon the Class B Common Stock, an amount equal to the capital contributed with respect to the Class A Common Stock. After such preferential payments, the Class A Common Stock and the Class B Common Stock collectively will be entitled to any dividends, distributions or payments based on the number of shares of Class A Common Stock and Class B Common Stock outstanding.

Following the Recapitalization, the Company will have a total of 147,750,000 shares of Class A Common Stock outstanding and 2,250,000 shares of Class B Common Stock reserved for issuance under the Plan. The Class A Common Stock will be held only by HBMC. The Recapitalization creates the Class A Common Stock and the Class B Common Stock to implement certain economic rights agreed to among the relevant parties and creates a larger number of shares to facilitate the logistics of the Plan.

We are of the opinion that based on relevant precedent that neither the Class A Common Stock nor the Class B Common Stock is part of the same class of securities as options granted under the Plan. Accordingly, the scope of relief we are requesting on behalf of the Company does not include the Class A Common Stock or the Class B Common Stock.

B. Abetterwayhome Corp. 2003 Stock Option Plan

The Company wishes to extend the benefits of an equity incentive program to a broad-based group (*i.e.*, more than 500) of its and its wholly owned subsidiaries' employees without subjecting itself to the periodic public reporting and other requirements of the Exchange Act. To this end, the Company has designed the Plan, the material terms of which are described herein. The Company believes that the Plan promotes the interest of its stockholders by providing Employees with the opportunity to purchase its Class B Common Stock. By encouraging stock ownership, the Company seeks to attract, retain and motivate its Employees and encourage them to devote their best efforts to the Company's and its subsidiaries' business and financial success. Implementation of the Plan is subject to the Company's receipt of the relief requested herein.

A total of 2,250,000 shares of Class B Common Stock will be available for issuance under the Plan. The only type of award that may be made under the Plan is stock options, which may either be incentive stock options within the meaning of Section 422 of the Internal Revenue Code or nonqualified stock options. It is currently intended that only nonqualified stock options will be granted under the Plan. No awards have been granted to date.

All full or part-time employees of the Company or of any parent[1] or majority-owned subsidiary[2] of the Company, including employees who are also officers and directors of the Company, are eligible to receive stock option grants under the Plan (the "Employees"). The Company undertakes that so long as it is relying on no-action relief granted pursuant to this request, option grants under the Plan will be made only to employees of the Company, its parents and its majority-owned subsidiaries within the meaning of Rule 701.

II. Summary of the Options Under the Plan.

The Plan gives the Plan Administrator (as defined below) discretion to determine the specific terms of each option granted thereunder, subject to the terms of the Plan. It is anticipated by the Company that all options granted under the Plan will be granted on uniform terms. Each option will be evidenced by (i) an individual option award agreement between the Company and the optionee and (ii) the Plan, which together will state the terms and conditions thereof, including the number of shares subject to the option granted, the exercise price, the option term, vesting provisions, repurchase rights and restrictions on transfer. If there is any conflict or inconsistency between the terms of the Plan and an option award agreement, the terms of the Plan control. The following is a summary of material terms of the Plan and the option award agreements to be granted under the Plan.

A. The Plan, pursuant to its terms, will be administered either by the Company's board of directors (the "Board") or, to the extent delegated by the Board, by a committee of the Board (in either case, the "Plan Administrator"). Subject to the terms of the Plan, the Plan Administrator will determine which Employees will receive options under the Plan and the terms of such options. Subject to the terms of the Plan, the Plan Administrator may amend or terminate the Plan at any time.

[1] Within the meaning of Section 424(e) of the Internal Revenue Code.

[2] Within the meaning of Section 424(f) of the Internal Revenue Code.

B. The Plan Administrator determines the number of shares of Class B Common Stock subject to each option at the time of grant; however, the Plan sets a maximum number of shares of Class B Common Stock underlying the options that may be granted under the Plan.

C. The exercise price for each share of Class B Common Stock subject to an option is established by the Plan Administrator, but may not be less than 90% of the fair market value of a share of Class B Common Stock on the date of grant of the option and, in the case of the grant of any incentive stock option, the exercise price may not be less than 100% of the fair market value of a share of Class B Common Stock on the date of grant of the option.

D. The exercise price may be paid in cash or by another method permitted by the Plan and authorized by the Plan Administrator.

E. An option expires ten years after its date of grant, subject to earlier termination in certain circumstances as set forth in the Plan. An option vests as to 20% of the shares subject to the option on each of the first five anniversaries of the date of its grant if, and only if, the optionee has been continuously employed by the Company or its subsidiaries through each such anniversary date.

F. To the extent that an option vests, it will be exercisable only on or after the date an initial public offering of the Class B Common Stock (a "Company IPO") is completed or the date when the Company becomes a reporting company under the Exchange Act (the "Exercisability Date"). The options are not exercisable prior to the Exercisability Date under any circumstances, including upon a Sale of the Company (as defined below).

G. The Company's obligation to issue Class B Common Stock upon the exercise of options granted under the Plan is subject to the option exercise and the issuance and delivery of the shares being in compliance with all applicable laws, rules and regulations.

H. Except as described in Paragraphs I and K, prior to the Exercisability Date, options granted under the Plan may not be sold, given, pledged, assigned, hypothecated, transferred or disposed of in any manner, including by will or by the laws of descent and distribution, and the Plan provides that any attempt by an optionee to do so will be void and of no effect.

I. Any portion of an optionee's option that was not vested on the date of the termination of such optionee's employment (for any reason) shall expire and be forfeited as of such date, and any portion of an optionee's option that was vested on the date of the termination of such optionee's employment shall also expire and be forfeited as of such date, except if an optionee's employment with the Company or its subsidiaries terminates due to (i) termination by the Company or its subsidiaries without Cause or (ii) death, disability or retirement (as defined in the Plan), then the Company and/or certain of the Company's affiliates shall repurchase such optionee's vested options at a price equal to the fair market value of the shares of Class B Common Stock underlying such vested options less the aggregate exercise price of such vested options. "Cause" is defined in the Plan to mean (i) the commission of a felony or a crime involving moral turpitude or the commission of any other act or omission involving dishonesty, disloyalty, or fraud with respect to the Company or any of its customers or suppliers, (ii) conduct tending to bring the Company or its subsidiaries into substantial public disgrace or disrepute, (iii) substantial and repeated failure to perform duties as reasonably directed by the Board or the optionee's immediate supervisor, (iv) gross negligence or willful misconduct with respect to the Company or its subsidiaries, (v) any material breach of the agreement pursuant to which the optionee's options were granted, or (vi) any material breach of the optionee's employment agreement, if any, with the Company, its parents or its subsidiaries.

J. Any determination of the fair market value of the Class B Common Stock prior to the existence of an established trading market for the Class B Common Stock will be made in good faith by the Board.

K. "Sale of the Company" is defined in the Plan to mean the sale of the Company to any person or group of persons pursuant to which such party or parties acquire (i) other than through a public offering, capital stock of the Company possessing the voting power under normal circumstances to elect a majority of its board (whether by merger, consolidation, or sale or transfer of the Company's capital stock) or (ii) all or substantially all of the Company's assets determined on a consolidated basis. In the event of a Sale of the Company, the Plan Administrator may (i) accelerate the vesting of any unvested options, (ii) terminate any vested options (including unvested options that the Plan Administrator has determined should immediately vest) for a cash payment or for consideration in the same form as that received by other holders in the Sale of the Company in such amount as the Plan Administrator may determine, but not less than the excess of the fair market value per underlying share of Class B Common Stock (measured as of the date of such Sale of the Company) over such option's exercise price multiplied by the number of options to be terminated or (iii) leave outstanding or convert any vested or unvested options into options for shares of the acquiring entity's common stock with similar terms to the current options; provided that for the purposes of clause (iii) if the acquiring entity is not at the time subject to the requirements of the Exchange Act, the Company shall undertake to require as a condition to the closing of the Sale of the Company that the acquiring entity either register those options as a class of equity securities under the Exchange Act so that the holders of those assumed options will become entitled to the periodic information required to be delivered under the Exchange Act to such security holders or that such entity would seek exemptive relief from the Staff in accordance with the guidelines or any other requirements which apply at such time; further provided that for the purposes of clause (iii) if an optionee's employment is terminated by the Company or its subsidiaries without Cause within one year of the Sale of the Company, all of such optionee's unvested options shall immediately vest.

L. The holders of options granted under the Plan will have no voting or other rights as stockholders, by reason of such options, prior to their exercise.

M. There is currently and will be no market or method that would allow optionees to receive any consideration or compensation for their options prior to the time of exercise, except as set forth in Paragraphs I and K.

N. As a condition to receiving an option grant, Employees will be required to execute confidentiality provisions and a 2-year restrictive covenant prohibiting the solicitation of certain of the Company's and its subsidiaries' employees and the Company's and its subsidiaries' customers and suppliers.

For purposes of this application, the Commission may rely upon the summary descriptions of the terms of the Plan contained in this letter. In reviewing this letter, you may assume that we have included all relevant, material provisions of the Plan and the related Employee option award agreements in the body of this letter. Generally, we have not discussed other provisions in the Plan or option award agreements that become operative only after the Exercisability Date has occurred and the relief granted pursuant to this request has expired. The Company undertakes that so long as it is relying on the relief granted in response to this request, it will not amend any of the material provisions of the Plan or the related option agreements described in this letter, including the restrictive provisions on transferability, exercisability and eligibility which are part of the basis for the relief requested herein, other than to change the number of shares of Class B Common Stock available for grant under the Plan or to reflect the undertakings of the Company stated herein.

III. Discussion

The Company has provided an undertaking that so long as it is relying on the relief requested in this letter, grants of options under the Plan will be exempt from registration under Rule 701. Although we believe that the grant of options is exempt from registration under the Securities Act, we acknowledge that if 500 or more persons hold options, the Company would be required to register the options under Section 12(g) of the Exchange Act, unless exemptive or no-action relief from such requirements is granted under Section 12(h) of the Exchange Act.

A. Exchange Act Registration Requirements

As a general rule, Section 12(g) of the Exchange Act requires every issuer meeting the jurisdictional requirements of the Exchange Act having total assets of more than $1 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Pursuant to its authority under Section 12(h) of the Exchange Act, the Commission has promulgated Rule 12g-1, which exempts from the registration requirements of Section 12(g) any issuer whose total assets on the last day of its most recent fiscal year did not exceed $10 million. To date, the Company has not been required to register any class of equity securities pursuant to Section 12(g) because, although it has assets in excess of $10 million, it has always had fewer than 500 holders of its equity securities at the end of each fiscal year.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Act Amendments of 1964, Pub. L. 88-467; 78 Stat. 565. Before the 1964 amendments, the only securities required to be registered under the Exchange Act were those listed on a national securities exchange.

The purpose of Section 3(c) of the 1964 amendments has been expressed in various ways:

A. The preamble to the legislation states that its purpose was "to extend disclosure requirements to the issuers of additional publicly traded securities." (Emphasis added.)

B. A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives states that "Section 3(c) of the bill would ... provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosures in connection with listed securities." H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2d Sess., at pages 3027-3028. (Emphasis added.)

C. A release of the Commission, citing a report on its study that made the legislative recommendations on the basis of which the 1964 amendments were enacted, describes the scope of the registration and reporting provisions of the Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189, October 20, 1981 (citing Report of the Special Study of Securities Markets of the Securities and Exchange Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963) at pages 60-62). (Emphasis added.)

D. A later release of the Commission states that the numerical thresholds contained in Section 12(g) were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407, July 8, 1986. (Emphasis added.)

All of the above authorities strongly suggest that it was the intent of Congress to require Exchange Act registration by an issuer that had "publicly traded securities" or "securities traded in the over-the-counter market," and that these securities were the subject of "active investor interest in the over-the-counter market" or "active trading markets and public interest."

B. Authority to Grant Relief

Section 12(h) of the Exchange Act allows the Commission to exempt an issuer from the registration requirements of Section 12(g) if it finds, "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors." For the reasons discussed below, we believe it would be appropriate for the Commission to grant relief from the Section 12(g) registration requirements for options granted or to be granted under the Plan.

C. Appropriateness of Exemption or Other Relief

Section 3(a)(11) of the Exchange Act defines "equity security" to include not only any stock or similar security but also any warrant or right to subscribe for or purchase any stock or similar security. As a result, it is possible the options granted under the Plan to purchase the Company's Class B Common Stock would be deemed to be a class of equity security so that, if 500 or more persons hold the options, the Company would be subject to the registration requirements of Section 12(g), unless an exemption or other relief from these registration requirements were granted.

Assuming that the Company would become subject to the registration requirements of Section 12(g) as a result of the number of persons to hold options granted under the Plan, there would still be no public investors in the Class B Common Stock, and neither its Class B Common Stock nor the options are publicly traded. The history of the 1964 amendments makes clear that Congress did not intend Section 12(g) to require companies to register a class of equity security under these circumstances. Accordingly, we believe that it is appropriate for the Commission to grant the Company an exemption or no-action relief from the registration requirements of Section 12(g) for options granted or to be granted under the Plan.

1. Number of Public Investors

Section 12(h) specifies a number of factors that should be considered in reviewing an application for exemption from Section 12(g). The first of these factors is the number of public investors in the issuer. Since the Company grants options under the Plan without cash or other tangible consideration, and only to Employees, optionees should not be considered public investors in the Company. In fact, the first time that these optionees will have the opportunity to become investors in the Company is when and if the options become exercisable. In addition, the Class A Common Stock initially will be held by only one stockholder, HBMC, the Company's direct parent. As a result, we believe that, with respect to the options under the Plan, the Class B Stock issuable upon exercise of such options and the Class A Common Stock, the Company currently has no public investors.

The options under the Plan will become exercisable only if and when the Company completes a Company IPO or becomes a reporting company under the Exchange Act. Thus, at the time options under the Plan become exercisable, the Company will already be subject to the reporting requirements of the Exchange Act and will have filed the appropriate Exchange Act registration statement. Accordingly, it would be able to register the Class B Common Stock issuable upon exercise of the options on Form S-8.

2. Trading Interest

The second factor listed in Section 12(h) is the level of trading interest in a Company's equity securities. The Plan has been structured to prohibit the trading of options, specifically providing that options are not transferable before the Exercisability Date, even upon the death, disability or retirement of the optionee, except in limited circumstances as described herein. Transfers made in contravention of the Plan are deemed void thereunder. Accordingly, there will be no opportunity for any trading to take place or any trading interest in the options or the Class B Common Stock issuable upon exercise of such options to develop prior to the Exercisability Date. In addition, given that the Class A Common Stock initially will be held by only one stockholder, HBMC, the Company's direct parent, there will be no trading interest in the Class A Common Stock.

3. Nature of Issuer

The last factor listed in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer. While the assets and income of the Company are not insubstantial, it remains very much a private company with currently only one holder of its voting stock. Since the Company has no public investors and no trading interest in its securities, we believe that the purposes for which Section 12(g) was enacted would not be advanced by requiring the Company to register the options granted under the Plan.

4. Information Delivered or Available to Optionees

So long as the Company is relying on the relief granted pursuant to this request, it undertakes to: (1) deliver to each optionee under the Plan, within a reasonable time prior to the time that such optionee terminates his or her employment with the Company or one of its majority-owned subsidiaries (by way of retirement at normal retirement age, or otherwise) and so long as it receives reasonable notice of the upcoming termination, all relevant information with respect to the options granted that is material to the decision whether to terminate employment and thereby forfeit the options; (2) provide to each optionee under the Plan, on a continuing basis, annual audited financial statements of the Company and its consolidated subsidiaries for periods after this request is granted, prepared in accordance with generally accepted accounting principles, quarterly unaudited financial statements of the Company and its consolidated subsidiaries for periods beginning after the date this request is granted in a format consistent with the Company's general accounting and financial reporting practices, and such other information as is provided generally to all of the Company's stockholders; and (3) make available to each optionee upon request the Company's books and records, including corporate governance documents, to the same extent it is obligated to make such books and records available to the

Company's stockholders. The foregoing undertaking is subject, in the case of confidential or non-public information, to the optionee's signing an appropriate confidentiality agreement.

The above described information requirements will terminate once the Company becomes a reporting company under the Exchange Act, at which time the Company will comply with the information requirements contained in the Exchange Act and the rules promulgated thereunder.

D. Comparison to Prior Grants of Relief

The Commission staff has previously granted no-action relief to other applicants in a number of situations which, for analytical purposes, we believe are in all material respects the same as the Company's current situation, including DataCard Corporation (October 15, 2002), SI International, Inc. (February 4, 2002), Mitchell International Holding, Inc. (December 21, 2000), General Roofing, Inc. (April 5, 2000), Kinko's, Inc. (November 24, 1999) and BSG Corporation (August 1, 1995). We note in particular the following factual similarities between the Company's circumstances and those of the other applicants:

A. Options will be granted under the Plan only to employees of the Company and its parents and majority-owned subsidiaries, within the meaning of Rule 701.[3]

B. The Company will issue options under the Plan for compensatory purposes without cash or other tangible consideration, and at exercise prices not less than 90% of the fair market value of a share of Class B Common Stock on the date of grant of the option, for the purposes of providing an incentive to employees to work to improve share value.

C. Options cannot become exercisable until a Company IPO is completed or the Company becomes a reporting company under the Exchange Act.

D. Options granted under the Plan are nontransferable except as described in Paragraphs I and K of Section II prior to the completion of a Company IPO or the Company becoming a reporting company under the Exchange Act, and therefore holders of options should not be treated as "public" investors.

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[3] The DataCard Corporation, SI International, Inc. and BSG Corporation letters included within their scope employees of majority-owned subsidiaries.

E. Options granted under the Plan will terminate immediately if an optionee's employment with the Company or its majority-owned subsidiaries terminates for any reason (including if the entity employing the optionee ceases to be a majority-owned subsidiary of the Company) prior to a Company IPO. The Company undertakes that so long as it is relying on no-action relief granted pursuant to this request, any of its subsidiaries employing individuals who are then currently Plan participants will be majority-owned subsidiaries of the Company within the meaning of Rule 701.

F. The Company (or its successor in a Sale of the Company) will be obligated to make a payment in the amount of the option spread in connection with the termination of an option in very limited circumstances (*e.g.*, a Sale of the Company (at the discretion of the Plan Administrator), the death, disability, termination without Cause or retirement of the optionee), but there is no other market or methodology by which an optionee can receive anything of value for an option prior to its exercise and, accordingly, no trading interest in the options exists.

G. The Company has made similar undertakings relative to providing optionees with material information.

H. The relief requested is limited to options to be granted under the Plan.

We note that the Commission staff has announced that it would supplement its position developed in the no-action letters cited above (the "No-Action Letters") as to the granting of exemptive relief from the registration of employee stock options under Section 12(g), and has described the additional circumstances under which it will grant such exemptive relief with respect to options granted under plans that have less restrictive features than the Plan and the plans described in the No-Action Letters. Division of Corporation Finance Current Issues and Rulemaking Projects Quarterly Update, March 31, 2001 (the "Update"). Examples of these less restrictive features include allowing options to be immediately exercisable, allowing non-employee consultants to receive option grants, allowing options to be transferred in limited circumstances and allowing options to be retained by employees after their employment is terminated. Since the Plan is more restrictive, with each of its salient features corresponding to features of some or all of the plans discussed in the No-Action Letters, the Company is seeking relief consistent with the conditions under which relief has been granted in the No-Action Letters.

IV. Conclusion

Because of the absence of public investors and trading interest in the Company's securities, we believe that neither the public interest nor the protection of investors would be furthered by requiring the Company to meet the registration requirements of the Exchange Act. We respectfully request that you issue an order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no-action position, relieving the Company from registering under Section 12(g) of the Exchange Act the options it may issue in the future under the Plan. We further request that this order or grant of no-action relief remain in effect until the earliest of: (i) such time as the Company becomes or is required to become a reporting company under the Exchange Act, whether in connection with a registration statement filed under the Securities Act or otherwise under the Exchange Act, (ii) the Company effecting a cancellation or exchange of outstanding options pursuant to the provision of the Plan addressing such cancellations or (iii) a Sale of the Company. After the termination of no-action relief granted pursuant to this request, if there are more than 500 holders of the Class B Common Stock (including each holder of an option granted under the Plan as a security holder for purposes of this calculation), the Company will register under Section 12(g) of the Exchange Act, and file a Securities Act registration statement for, the Class B Common Stock issuable upon the exercise of the options. If 500 or more persons become holders of record of the Class B Common Stock, the Company will register its Class B Common Stock under the Exchange Act.

In accordance with Release No. 33-6269 (available December 5, 1980), seven additional copies of this letter are enclosed. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Commission staff by telephone prior to any written response to this letter. If you need any additional information regarding this letter, or if we may otherwise be of assistance, please telephone the undersigned at 312-861-2118.

Very truly yours,

KIRKLAND & ELLIS LLP

Michael H. Weed